UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Spotify Technology S.A. (the “Company”) held its 2026 annual general meeting of shareholders and holders of beneficiary certificates on April 15, 2026.  The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated March 5, 2026.

1. Approval of the Company’s Annual Accounts and Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2025 and the Company’s consolidated financial statements for the financial year ended December 31, 2025 was approved.

For	Against	Abstain
471,721,564	188,023	5,960,476

2. Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2025 was approved.

For	Against	Abstain
472,560,627	86,268	5,223,168

3. Approval of Granting Discharge of Liability of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2025 was approved.

For	Against	Abstain
467,793,642	2,762,836	7,313,585

4. Appointment of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2026.

	For	Against	Abstain
Daniel Ek (A Director)	436,655,225	35,996,997	5,217,841
Martin Lorentzon (A Director)	427,746,913	44,904,452	5,218,698
Shishir Samir Mehrotra (A Director)	458,386,119	14,263,431	5,220,513
Christopher Marshall (B Director)	451,924,517	20,461,160	5,484,386
Barry McCarthy (B Director)	460,503,475	12,145,354	5,221,234
Alex Norström (B Director)	469,007,877	3,642,683	5,219,503
Heidi O’Neill (B Director)	458,463,413	14,188,478	5,218,172
Ted Sarandos (B Director)	467,425,661	5,221,903	5,222,499
Gustav Söderström (B Director)	469,004,980	3,645,219	5,219,864
Thomas Owen Staggs (B Director)	465,468,998	7,179,751	5,221,314
Mona Sutphen (B Director)	466,387,583	6,264,304	5,218,176
Padmasree Warrior (B Director)	466,397,423	6,253,315	5,219,325

5. Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young S.A. (Luxembourg) as the Company’s independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2026 was approved.

For	Against	Abstain
468,237,272	4,418,802	5,213,989

6. Approval of 2026 Director Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2026 was approved.

For	Against	Abstain
414,706,620	57,773,968	5,389,475

7. Authorization to Repurchase Shares

Based on the votes set forth below, the proposal to authorize the Board of Directors to repurchase 10,000,000 shares issued by the Company during a period of five years, for a price that will be determined by the Board of Directors within the following limits: at least the par value and at the most the fair market value, was approved.

For	Against	Abstain
470,198,620	2,337,568	5,333,875

8. Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

For	Against	Abstain
472,625,813	25,932	5,218,318

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 15, 2026	By:	/s/ Kevan Choset
	Name:	Kevan Choset
	Title:	General Counsel